SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001
                                   GENESYS S.A.
              (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
TUESDAY, OCTOBER 2, 2001

                 GENESYS CONFERENCING SEES GLOBAL DAILY VOLUMES
                             SURGE TO RECORD LEVELS

                   All Conferencing Services See Increased Use

Montpellier, France--October 2, 2001--Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced it experienced record volumes for all its services -audio, data, video and Web-based conferencing services- for the week ended September 23, 2001. Compared with daily levels seen the week prior to September 11th 2001, all services registered a 45% increase in terms of volume on a global basis, with this rise being even sharper in North America where automated services have increased by over 60%.

Francois Legros, chairman and chief executive officer of Genesys Conferencing, believes the volume increases were driven by the growing worldwide awareness of conferencing as a viable alternative to travel. "Whether it is for personal or business reasons, travel is costly, time consuming and inconvenient. Businesses are reining in their costs while trying to boost their productivity, and they are finding that conferencing is a simple, effective and cost-efficient solution to connect with people across the country and the world."

Commenting specifically about Genesys' strong growth in volumes, Legros stated, "We have built a strong franchise with 17,000 clients in 18 countries throughout Europe, Asia-Pac and North America. Our position as the number one conferencing specialist in each of our three regions, combined with our reputation for state-of-the-art technology, clearly makes us a leading beneficiary of the growing worldwide shift to conferencing services."

While Legros is optimistic that conferencing will continue to enjoy strong growth worldwide, he cautioned that it was too soon to confirm if volume increases of this magnitude could be sustained.

Genesys will provide shareholders with news on further changes in conferencing volumes as they occur.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).
                                 www.genesys.com



Contacts
Pierre SCHWICH                        Marine BRUN                 Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations       Shareholder and Investor Relations   Corporate Press Relations
Tel: +33 4 99 13 27 55       Tel: + 33 4 99 13 25 17              Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com   marine.brun@genesys.com              florence.catel@genesys.com

Paul JOYAL
Press Relations North America
Direct line : 781-761-6231
Paul.joyal@genesys.com


Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001.Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Document de Reference


On August 3, 2001, the French Commission des operations de bourse approved and registered Genesys' document de reference for the year 2000 under No. R01-404. The document de reference is available in the French language only and includes a description of Genesys' activities as well as its financial statements for the year 2000 in French GAAP.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 3, 2001

                                       GENESYS SA


                                       By: /s/ Pierre Schwich
                                           ----------------------------------
                                           Name:  Pierre Schwich
                                           Title: Executive Vice President,
                                                  Audit, Financial Planning
                                                  and Investor Relations